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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

ArcelorMittal S.A. 19, avenue de la Liberté L-2930 Luxembourg Grand Duchy of Luxembourg +352 4792 2414 Attn: Henk Scheffer	with a copy to: DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020 (212) 335-4517 Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655053106

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): ArcelorMittal S.A. Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 15,030,562
8. SHARED VOTING POWER: None
9. SOLE DISPOSITIVE POWER: 15,030,562
10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,030,562
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.0
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 655053106

This Amendment No. 4 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A. (“Arcelor”), a Luxembourg corporation, and Mittal Steel Company N.V. (“Mittal Steel”), a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and as amended on August 31, 2007, March 4, 2008 and March 21, 2008. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

On April 7, 2008, pursuant to the Sale Option Exercise Agreement, ArcelorMittal purchased from Mr. Skandalaris, members of his family and certain entities controlled by them 2,439,055 shares of Common Stock. Pursuant to the Sale Option Exercise Agreement, ArcelorMittal also has the option to purchase 41,904 shares of Common Stock held by Mr. Skandalaris. The Sale Option Exercise Agreement settles certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement.

Except as described in Item 6, as amended to date, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than general discussions by and among the board of directors to fill existing board vacancies with new independent directors;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 655053106

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person beneficially owns an aggregate of 15,030,562 shares of Common Stock which constitute approximately 56.0% of the shares of Common Stock outstanding calculated in accordance with Rule 13d-3. The conversion price per share provided in the Convertible Loan, and thus the number of Conversion Shares, are subject to reset and adjustment. In addition, upon conversion of the Convertible Loan, in whole or in part, the amount converted would include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal amount and interest converted. The number of shares reported as beneficially owned, 15,030,562 shares, does not include any shares issued with respect to such accrued and unpaid interest or late charges. The calculation of the number and percentage of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person is based on the information contained in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2007, as adjusted, based upon information provided by the Company, to include exercises of options and the issuance and vesting of shares pursuant to restricted stock or similar awards subsequent to the date as of which information is provided in such report.

As described in Item 6, Mr. Skandalaris’ rights and obligations under the Standstill and Stockholder Agreement terminated and the Reporting Person and Mr. Skandalaris no longer share voting and investment power over the shares of Common Stock owned by each of them.

(c) Except as described herein, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed on Schedule A to Amendment No. 2 to the Schedule 13D, has effected any transaction relating to the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Pursuant to the terms of the Sale Option Exercise Agreement:

•	ArcelorMittal purchased from Mr. Skandalaris and the Skandalaris Affiliates, for $14 per share, 2,439,055 shares of Common Stock.

•

ArcelorMittal has the option to purchase 41,904 shares of Common Stock held by Mr. Skandalaris, at a price of $14 per share, exercisable within 60 days following the closing of the transactions contemplated by the Sale Option Exercise Agreement (the “Sale Option Closing”). The purchase of the shares pursuant to the option exercise is subject to certain conditions, including obtaining all required governmental consents and approvals, as to which there cannot be any assurance.

•	Mr. Skandalaris resigned as Chairman of the Company’s Board of Directors as of the Sale Option Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and the Registration Rights Agreement terminated as of the Sale Option Closing.

Immediately following the filing of the Company’s Annual Report on Form 10-K for the 12 months ended December 31, 2007, Mr. Skandalaris will resign as a member of the Board of Directors of the Company and from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 (the “Employment Agreement”). Mr. Skandalaris will remain bound by his surviving obligations under the Standstill and Stockholder Agreement and the Employment Agreement.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 7, 2008

ArcelorMittal S.A.

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

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